EXHIBIT 99.1

Colliers Announces Resolution of Dispute With Dylan Taylor

TORONTO, Sept. 27, 2019 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ, TSX:CIGI) (“Colliers”) and the former Chief Executive Officer of its Real Estate Services division, Dylan Taylor, jointly announced today that any issues between them arising from the previously announced separation of Mr. Taylor from Colliers (including issues concerning Mr. Taylor’s past stock sales) have been resolved.

Mr. Taylor stated: “Colliers and its leadership have a long record of success and a well-deserved reputation for integrity and commitment to service excellence.  I was honored to have been part of such an outstanding team for almost ten years. I wish everyone at Colliers continued success in the future.”

Jay Hennick, Colliers’ Chairman and Chief Executive Officer stated: “Colliers appreciates Mr. Taylor’s service to the organization, and we wish him well in his future endeavors.”

About Colliers International

Colliers International (NASDAQ, TSX: CIGI) is a leading global real estate services and investment management company.  With operations in 68 countries, our 14,000 enterprising people work collaboratively to provide expert advice and services to maximize the value of property for real estate occupiers, owners and investors. For more than 20 years, our experienced leadership team, owning approximately 40% of our equity, have delivered industry-leading investment returns for shareholders. In 2018, corporate revenues were $2.8 billion ($3.3 billion including affiliates), with more than $26 billion of assets under management. Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

COMPANY CONTACT:

John B. Friedrichsen
Chief Financial Officer
(416) 960-9500